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EXHIBIT 1

For Immediate Release

NOVATEL ANNOUNCES
PROPOSED CANADIAN PUBLIC OFFERING
AND U.S. PRIVATE PLACEMENT OF COMMON SHARES

(Calgary, Alberta, Canada, April 6, 2004) — NovAtel Inc. (Nasdaq:NGPS) announced today that it has filed a preliminary prospectus in Canada to offer Cdn$50,000,000 of Common Shares in a public offering in each of the provinces of Canada and a private placement in the United States. It is anticipated that one-half of the Common Shares (the "Treasury Offering") will be offered by the Company and one-half of the Common Shares (the "Secondary Offering") will be offered by CMC Electronics Inc. (the "Selling Shareholder").

The final terms of the offering will be determined at the time of pricing, and closing is expected to occur on or about the end of May, 2004. The net proceeds of the Treasury Offering will be used primarily for acquisitions of, or investments in, new businesses, technologies, product lines and strategic partnerships and, in addition, a portion thereof may be used for general corporate purposes and working capital. The Company has no present agreements, arrangements or commitments with respect to the use of the net proceeds from the Treasury Offering. The Company will not receive any of the net proceeds relating to the Common Shares sold by the Selling Shareholder in the Secondary Offering.

The Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended and may not be offered or sold in the United States or to, or for the account or benefit of U.S. persons or persons within the United States absent registration or an applicable exemption from registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering sold would be unlawful.

NovAtel Inc. is a leading provider of high-precision positioning components and sub-systems used in a variety of commercial applications principally in the aviation, geomatics (surveying and mapping), mining, precision agriculture, marine and defense industries.

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  EXHIBIT 1
NOVATEL ANNOUNCES PROPOSED CANADIAN PUBLIC OFFERING AND U.S. PRIVATE PLACEMENT OF COMMON SHARES